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                             June 26, 2020

       Alexandre Mongeon
       Chief Executive Officer
       Vision Marine Technologies Inc.
       730 Boulevard du Cure-Boivin
       Boisbriand, Quebec J7G2A7, Canada

                                                        Re: Vision Marine
Technologies Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 2,
2020
                                                            CIK No. 0001813783

       Dear Mr. Mongeon:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 2, 2020

       Prospectus Summary, page ii

   1. Please tell us whether you may be a "controlled company" under the definition of the applicable stock
exchange after the offering and provide appropriate disclosure on the prospectus cover page,
prospectus summary, and risk factors to the extent appropriate.
   2. Please reconcile your disclosure on page iii that you are planning to launch the Phoenix
                                                        290 with your
disclosure on page 38 regarding the launch of the Phoenix 290 at the Miami
                                                        Boat Show in 2020.
   3. Please balance your disclosure by disclosing the amount of your net loss for the most recent audited and
interim periods.
 Alexandre Mongeon
FirstName  LastNameAlexandre
Vision Marine Technologies Inc.Mongeon
Comapany
June       NameVision Marine Technologies Inc.
     26, 2020
June 26,
Page 2 2020 Page 2
FirstName LastName
4. We note your disclosure that you expect your core intellectual property contained within your outboard electric powertrain systems to form the foundation for your future growth.
         Please revise your summary to disclose that the intellectual property in your powertrain systems is not protected through patents, trademarks or copyrights. Industry Overview, page iv

5. Please tell us whether you commissioned any of the third-party data presented in your document.
Business Overview, page 20

6. We note your disclosure that approximately 90% of your sales occurred outside of
         Canada. Please revise to include a description of the principal geographic markets in which your company competes. Please disclose any governmental regulations associated with those geographical markets.
Patents and Licenses, page 27

7. We note your disclosure that you intend to continue to file patent applications with respect to components of a powertrain that you are developing. Please disclose whether you have any pending applications.
Principal Shareholders, page 49

8. Please revise the disclosure in the last sentence of this section to quantify the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. Refer to Item 7.A.2. of Form 20-F.
Related Party Transactions, page 50

9. We note the disclosure in the second paragraph of this section regarding advances from related parties. Please clarify which advances were pursuant to a written agreement and, if applicable, file the agreements as exhibits to the registration statement.
Material Income Tax Information, page 55

10. Please refer to the captions entitled "Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders" and "Certain Material United States Federal Income Tax
         Considerations" on pages 55 and 56, respectively. Please revise to clarify that the disclosure discusses the material federal income tax considerations Index to Financial Statements, page 67

11. Please tell us the consideration given to the requirements of Instructions to Item 8.A.4 of the Form 20-F, where audited financial statements in initial public offerings must be no more than 12 months old at the time of filing of the registration statement. At this time, we note you have confidentially submitted your IPO on Form F-1 that contains audited
 Alexandre Mongeon
Vision Marine Technologies Inc.
June 26, 2020
Page 3
      financial statements for the fiscal year ended August 31, 2019. Please advise and comply, as applicable, with Instruction 2 to Item 8.A.4 of the Form 20-F. Notes to Financial Statements of Riopel Marine Inc.
Note 2: Basis of preparation, page F-6

12. Please revise the note to include the date on which your Board of Directors authorized issue of the financial statements. Your current disclosure says "on DATE". This comment also applies to similar disclosure included in your interim financial statements on page F-
      34.
Exhibits and Financial Statement Schedules, page II-1

13. Please file as exhibits to the registration statement the stock option agreement, lease agreements and lock-up agreements mentioned on pages 34, 48 and 62, respectively.
14. Please update your exhibit index to include employment contracts required by Item
      601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item
      601(b)(10)(iii)(C)(5) of Regulation S-K
15. We note your disclosure that you rely on a limited number of suppliers for key components of your products. Please tell us what consideration you have given to filing your supply agreements with your key vendors as exhibits to your registration statement.
        You may contact Beverly Singleton, Staff Accountant, at 202-551-3328 or Martin
James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameAlexandre Mongeon
                                                            Division of
Corporation Finance
Comapany NameVision Marine Technologies Inc.
                                                            Office of
Manufacturing
June 26, 2020 Page 3
cc:       William Rosenstadt, Esq.
FirstName LastName